Exhibit 99.1

BiondVax’s Universal Flu Vaccine Phase 3 Clinical Trial Completes First Season’s Enrollment of 4,098 Participants

JERUSALEM, Israel, October 24, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) announced today the successful enrollment of the last participant in the first season of a pivotal, clinical efficacy, Phase 3 trial of the M-001 universal flu vaccine candidate.

The 4,098 participants enrolled in this year’s cohort will be monitored for two flu seasons. A second cohort of approximately 6,000 participants will be enrolled prior to the 2019/2020 flu season. Participants, aged 50 years and older, with half aged 65 plus, are randomly divided into two equal groups, one receiving M-001 and the other receiving a placebo. Safety, as well as laboratory confirmed influenza incidence will be assessed, with results expected in the second half of 2020.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Science Officer and co-inventor of M-001, commented, “We are pleased with the progress of our universal flu vaccine’s pivotal Phase 3 trial. Our partners are doing a wonderful job conducting this challenging study. The trial aims to show the extent to which M-001 protects people against influenza illness, regardless of flu strain.”

To date, participants were recruited in 55 clinical trial sites in four European countries. Some additional European countries and sites are expected to participate in the Phase 3 trial’s second season.

In 6 completed clinical trials in 698 young adult to elderly participants, M-001 has been shown to be safe, well-tolerated, and immunogenic to a broad range of influenza strains. A recombinant protein consisting of nine common and conserved influenza virus epitopes, M-001 is a single, unchanging vaccine formulation. It is designed to induce T-cell immune responses and to serve as a common denominator to current, future, seasonal, and pandemic influenza.

As previously reported, the European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) reviewed the trial design and allowed BiondVax to proceed. Regulatory authorities in countries in which the trial is being conducted have also allowed the trial to proceed. Participants are volunteers and have provided informed consent.

About BiondVax

BiondVax (Nasdaq: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility and its products; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

###